Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors
American Independence Corp.:

We consent to the use of our report dated March 17, 2011, with respect to the consolidated balance sheets of the American Independence Corp. and subsidiaries (the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2010, and all related financial statement schedules, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

Our report refers to a change in the Company’s method of evaluating other-than-temporary impairments of fixed maturity securities due to the adoption of new accounting requirements issued by the Financial Accounting Standards Board, as of April 1, 2009.

/s/ KPMG LLP

New York, New York

May 6, 2011